Exhibit 99.1

Youku Tudou Announces Organizational Change and Appointment of COO

BEIJING, March 5, 2015 — Youku Tudou Inc., China’s leading internet television company, today announces the formation of new business units Heyi Studios and Innovative Marketing, and the appointment of Edward Su as Chief Operating Officer.

New Business Units

Youku Tudou announces the launch of two new business units, Heyi Studios and Innovative Marketing. Youku Tudou’s Chief Content Officer Sunny Xiangyang Zhu has been appointed CEO of Heyi Studios, which produces original TV dramas and innovative web-native content, and Yawei Dong, Chief Marketing Officer, will head the Innovative Marketing Business Unit to develop programmatic advertising, video e-commerce, big data and other new marketing models. As a result of the change, Youku Tudou now has six business units: Youku platform, Tudou platform, Heyi Pictures, Heyi Studios, Innovative Marketing and Cloud Entertainment BU which focuses on gaming and OTT.

Reorganization of Content Management and Production

Taking a new approach to content management and production, Youku Tudou has formed nine Content Centers vertically integrated based on content categories: TV Drama Center, News Center, Variety Show Center, Movie Center, Game Center, Animation Center, Music Center, Education Center and Entertainment Information Center. Frank Ming Wei, President of Youku, and his team will manage Content Centers including TV series, News, and Education. Weidong Yang, President of Tudou, and his team will manage Content Centers including Variety Shows, Entertainment Information, Animations, and Music. Allen Huilong Zhu, CEO of Heyi Pictures, will manage Movie Center. Leo Jian Yao, group CTO and President of Cloud Entertainment BU, will manage game center.

Appointment of COO

Youku Tudou is pleased to announce the appointment of Edward Su as Chief Operating Officer, who will oversee the sales team of Youku Tudou. Before joining Youku Tudou, Edward served as CEO of China Group for Havas Worldwide, a multinational integrated marketing communications agency. Edward has 18 years of business experience from various companies including Grey, D’arcy, Saatchi & Saatchi, and Ogilvy. He graduated from East China Normal University with a Master’s Degree in Philosophy and also received an MBA from China Europe International Business School (CEIBS).

“With today’s announcements, the framework of Youku Tudou’s multi-business unit and content center structure is in place,” said Victor Koo, Chairman and CEO of Youku Tudou. “We’re well poised to rapidly ramp up our content creation, accelerate our revenue growth and diversification, and fully capitalize on the opportunities that the converging online and offline worlds bring us.”

About Youku Tudou Inc.

Youku Tudou Inc. (NYSE: YOKU) is China’s leading Internet television company. Its Youku and Tudou Internet television platforms enable users to search, view and share high-quality video content quickly and easily across multiple devices. Its Youku brand and Tudou brand are the most recognized online video brands in China. Youku Tudou’s American depositary shares, each representing 18 of Youku Tudou’s Class A ordinary shares, are traded on the NYSE under the symbol “YOKU.”

For more information, please contact:

Jay Chen

Communications Director

Youku Tudou Inc.

Tel: (+8610) 5885-1881 x 7161

Email: jaychen@youku.com